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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                          AT&T WIRELESS SERVICES, INC.
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                                (Name of Issuer)

              AT&T WIRELESS COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                         (Title of Class of Securities)
                                   00209A 10 6
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                                 (CUSIP Number)

                               Kiyoyuki Tsujimura
                  Managing Director-Global Business Department
                                NTT DoCoMo, Inc.
                                Sanno Park Tower
                       11-1, Nagata-cho 2-chome Chiyoda-ku
                              Tokyo 100-6150 Japan
                               011-81-3-5563-2200

                                 with a copy to:

                                 Hillel T. Cohn
                        Squire, Sanders & Dempsey L.L.P.
                            801 South Figueroa Street
                          Los Angeles, California 90017
                                 (213) 689-5117

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 21, 2001
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             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S) (S)240.13d-1(e), 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-----------------------                                  -----------------------
CUSIP NO. 00209A 10 6                                    PAGE 1 OF ______ PAGES
-----------------------                                  -----------------------

          ---------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               NTT DOCOMO, INC. -- Not Applicable.

          ---------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

   3.     SEC USE ONLY

          ---------------------------------------------------------------------

   4.     SOURCE OF FUNDS

               BK
          ---------------------------------------------------------------------

   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
          ---------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

               Japan
          ---------------------------------------------------------------------

                        7.     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8.     SHARED VOTING POWER
  OWNED BY                     448,004,162**
    EACH               --------------------------------------------------------
  REPORTING             9.     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                        10.    SHARED DISPOSITIVE POWER
                               448,004,162**

          ---------------------------------------------------------------------

  11.     AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          448,004,162**
          ---------------------------------------------------------------------

  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          Not Applicable
          ---------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.3%
          ---------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON

          CO

**Does not include approximately 26,600,000 shares which may be acquired pursuant to the exercise of preemptive rights.

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-----------------------                                  -----------------------
CUSIP NO. 00209A 10 6                                    PAGE 1 OF ______ PAGES
-----------------------                                  -----------------------

          ---------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Nippon Telegraph and Telephone Corporation -- Not Applicable.
          ---------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

   3.     SEC USE ONLY

          ---------------------------------------------------------------------

   4.     SOURCE OF FUNDS

               AF
          ---------------------------------------------------------------------

   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
          ---------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

               Japan
          ---------------------------------------------------------------------

                        7.     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8.     SHARED VOTING POWER
  OWNED BY                     448,004,162**
    EACH               --------------------------------------------------------
  REPORTING             9.     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                        10.    SHARED DISPOSITIVE POWER
                               448,004,162**

          ---------------------------------------------------------------------

  11.     AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          448,004,162**
          ---------------------------------------------------------------------

  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          Not Applicable
          ---------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.3%
          ---------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON

          HC, CO
          ----------------------------------------------------------------------

**Does not include approximately 26,600,000 shares which may be acquired pursuant to the exercise of preemptive rights.

-----------------------                                  -----------------------
CUSIP NO. 00209 10 6                                     PAGE 1 OF ______ PAGES
-----------------------                                  -----------------------

          ---------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               DCM Capital USA (UK) Limited -- Not Applicable.

          ---------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

   3.     SEC USE ONLY

          ---------------------------------------------------------------------

   4.     SOURCE OF FUNDS

               AF
          ---------------------------------------------------------------------

   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
          ---------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

               England and Wales
          ---------------------------------------------------------------------

                        7.     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8.     SHARED VOTING POWER
  OWNED BY                     448,004,162**
    EACH               --------------------------------------------------------
  REPORTING             9.     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                        10.    SHARED DISPOSITIVE POWER
                               448,004,162**

          ---------------------------------------------------------------------

  11.     AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

          448,004,162**
          ---------------------------------------------------------------------

  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          Not Applicable
          ---------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.3%
          ---------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON

          CO
          ---------------------------------------------------------------------

**Does not include approximately 26,600,000 shares which may be acquired pursuant to the exercise of preemptive rights.

        This Amendment No. 2 amends the Schedule 13D originally filed on January 8, 2001 (the "Schedule 13D"), by NTT DoCoMo, Inc. ("DoCoMo") which related to the Wireless Group Common Stock, par value $1.00 per share of AT&T Corp. ("AT&T"). The purpose of Amendment No. 2 is to amend Items 3 and 5 with respect to the potential acquisition of shares by DoCoMo pursuant to preemptive rights, to update Item 6 with respect to the contracts described therein and to file as a new exhibit the Investor Agreement, which was amended with an effective date of December 20, 2001. In addition, since this is the first amendment filed since the automatic conversion of Wireless Group Common Stock to AT&T Wireless Common Stock, Item 1 has been amended and appropriate conforming changes have been made on the cover page.

ITEM 1. SECURITY AND ISSUER.

        Item 1 of the Schedule 13D is hereby amended by deleting Item 1 in its entirety and replacing it with the following.

        This statement on Schedule 13D relates to the AT&T Wireless Common Stock, par value $1.00 per share (the "AT&T Wireless Common Stock"), of AT&T Wireless Services, Inc., a Delaware Corporation ("AT&T Wireless" or the "Issuer"). The principal executive offices of AT&T Wireless are located at 7277 164th Avenue NE, Building 1, Redmond, Washington 98052.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 of the Schedule 13D is hereby amended by adding the following paragraph at the end of Item 3.

        DoCoMo is currently considering a variety of options to fund the possible acquisition of the additional shares of AT&T Wireless Common Stock DoCoMo may acquire through the exercise of its preemptive rights as described in
Item 5. When DoCoMo has additional information available concerning the source of funds to finance such acquisition, DoCoMo will file an additional amendment to this Schedule 13D.


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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 of the Schedule 13D is hereby amended by adding the following paragraphs at the end of Item 5(a).

        On December 21, 2001, DoCoMo notified AT&T Wireless that it was exercising its preemptive rights with respect to AT&T Wireless Common Stock, which AT&T Wireless may issue in connection with its proposed acquisition of Telecorp PCS, Inc. ("Telecorp") (the "Telecorp Transaction"). DoCoMo notified AT&T Wireless that it was exercising its preemptive rights to acquire the maximum number of shares to which it would be entitled pursuant to the Investor Agreement (see, "Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer"). Although the precise number of shares cannot be determined at this time, it is estimated that the maximum number of shares will be approximately 16% of the total number of shares to be issued by AT&T Wireless to the shareholders of DoCoMo and Telecorp, or approximately 26,600,000 shares. Consummation of the Telecorp Transaction is subject to certain conditions including regulatory approvals and approval by Telecorp's shareholders. No assurance can be given that these conditions will be satisfied. As a result, DoCoMo is unable to determine, at this time, whether the exercise of its preemptive rights will result in the acquisition of any additional shares of AT&T Wireless Common Stock. If DoCoMo acquires 26,600,000 shares through the exercise of its preemptive rights, it will indirectly beneficially own 474,604,162 shares of AT&T Wireless Common Stock (including previously held Warrants to acquire 41,748,273 shares of AT&T Wireless Common Stock), which represents approximately 17.3% of the outstanding shares of AT&T Wireless.

        If DoCoMo acquires the shares of AT&T Wireless Common Stock as set forth above, NTT may indirectly beneficially own (by virtue of NTT's approximate 64% ownership of DoCoMo) and DCM Capital may directly beneficially own 474,604,162 shares of AT&T Wireless Common Stock (including previously held Warrants to acquire 41,748,273 shares of AT&T Wireless Common Stock), which represents approximately 17.3% of the outstanding shares of AT&T Wireless.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 of the Schedule 13D is hereby amended by deleting Item 6 in its entirety and replacing it with the following.

        On November 30, 2000, DoCoMo, AT&T Wireless, and AT&T entered into a letter agreement with attached term sheet and annexes thereto (collectively, the "Letter Agreement") providing for the acquisition by DoCoMo of (1) shares of a new series of preferred stock of AT&T, the New Tracking Stock, which was designed to track the performance of AT&T's Wireless Group and is convertible into shares of AT&T's Wireless Group Common Stock and (2) Warrants to acquire additional shares of New Tracking Stock. On December 20, 2000, DoCoMo, AT&T Wireless and AT&T entered into a Securities Purchase Agreement, an Investor Agreement and a Warrant Agreement that superseded the Letter Agreement in its entirety. The shares of Wireless Group Common Stock issuable upon conversion of the shares of New Tracking Stock issued to DoCoMo constituted approximately 55.4% of the Wireless Group Common Stock outstanding, representing approximately a 17.4% interest in the Wireless Group. On July 9, 2001, AT&T Wireless split-off from AT&T, and DoCoMo's Wireless Group Common Stock was automatically converted into 406,255,889 shares of AT&T Wireless Common Stock.

         An amendment to the Investor Agreement was recently signed with an effective date of December 20, 2001, which also provides for a strategic alliance between DoCoMo and AT&T Wireless involving the formation by AT&T Wireless of a subsidiary that will serve as a vehicle for the parties to cooperate in operational and technological matters affecting the delivery of mobile multimedia services as well as the development and delivery of mobile multimedia content and applications in North America.

        Assignment. Under the Securities Purchase Agreement, the Investor Agreement and the Warrant Agreement, DoCoMo has the right to assign its interest in such agreements to a wholly-owned subsidiary of DoCoMo, provided that such subsidiary assumes DoCoMo's obligations under those agreements. DoCoMo assigned its rights under the Securities Purchase Agreement and the Warrant Agreement to DCM Capital.

        Use of Proceeds. The Securities Purchase Agreement provides that $6,159,464,289 of the proceeds from the investment was contributed to AT&T Wireless simultaneously with the closing of the investment and $3,651,615,431 was retained by AT&T Corp.

        Directors and Officers. DoCoMo is currently entitled to appoint one director to the AT&T Wireless Board of Directors. The total number of directors DoCoMo is entitled to appoint to the AT&T Wireless Board of Directors may fluctuate from time to time. DoCoMo also has the right to appoint at least two and no more than five DoCoMo employees as employees of AT&T Wireless. These employees will have the titles of "Manager-Finance" and/or "Director of Technology," or such other titles as DoCoMo and AT&T Wireless shall agree. DoCoMo will lose these management positions in the event DoCoMo's share of AT&T Wireless falls below 10% for a period of 60 days or more. However, so long as DoCoMo retains at least 10/16 of its original investment, DoCoMo will not lose these positions unless its share of AT&T Wireless falls below 8% for a period of 60 days or more.

        Voting Agreements. Pursuant to the Investor Agreement, DoCoMo agrees to vote its shares with respect to the election of directors to the AT&T Wireless Board either (1) in favor of the slate of directors nominated by the Board of Directors or (2) for, against, or abstaining with respect to each nominee for director in the same proportion as the votes of all stockholders other than DoCoMo and its affiliates.

        Standstill Provisions. For a period of five years from the Closing Date (as defined in the Purchase Agreement), DoCoMo may not, subject to certain exceptions, (1) acquire directly or indirectly beneficial ownership of any additional voting securities or assets of AT&T Wireless, (2) enter into or publicly propose to enter into any merger or other business combination or change of control involving AT&T Wireless or its subsidiaries, (3) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of securities of AT&T Wireless, (4) call a meeting of the shareholders of AT&T Wireless or initiate any shareholder proposal, (5) contest the standstill described herein or seek a release from such standstill in a way that would lead to public disclosure thereof, (6) form, join or participate in a "group" within the meaning of Rule 13(d)(3) promulgated under the Securities Exchange Act, as amended, with respect to any securities of AT&T Wireless, (7) seek any representation on the AT&T Wireless Board of Directors other than as provided by the Investor Agreement, or seek a change in the size or composition of the AT&T Wireless Board of Directors, (8) enter into any discussions or negotiations with respect to any of the foregoing, (9) disclose any intention, plan or arrangement with respect to the foregoing, (10) take, solicit, propose or agree with any other person to take any actions designed to affect or change the control of the Board of Directors, senior executive management or voting equity of AT&T Wireless or (11) advise, assist or encourage any other person in connection with any of the foregoing.

        Preemptive Rights. Subject to certain limitations, DoCoMo shall have the right to participate in any new equity issuances by AT&T Wireless to maintain DoCoMo's proportionate interest in AT&T Wireless. In the event DoCoMo's interest in AT&T Wireless falls below 10% for a period of 60 days or more, DoCoMo would lose this preemptive right. However, if DoCoMo retains at least 10/16 of its original investment, DoCoMo will not lose its preemptive rights unless its ownership drops below 8% for a period of 60 days.

        Technology Default Obligation. Under the Investor Agreement, AT&T Wireless has agreed to launch service based on W-CDMA technology in 13 of the 50 top wireless markets in the United States by June 30, 2004. Subject to certain limitations, in the event AT&T Wireless fails to meet this technology commitment, except for causes beyond AT&T Wireless' control, or if AT&T Wireless' Board of Directors should approve a change to an alternative third-generation technology, DoCoMo will have the right to cause AT&T Wireless to repurchase the AT&T Wireless Common Stock and Warrants. The repurchase price will equal the original purchase price plus DoCoMo's Cost of Carry thereon from initial issuance to the repurchase date. AT&T Wireless has the right, as an alternative to the repurchase, to cause DoCoMo to sell its shares of AT&T Wireless Common Stock in the market (pursuant to a registered offering), provided that AT&T Wireless will reimburse DoCoMo for any amount by which the proceeds in such public sale are less than the otherwise applicable repurchase price.

        Veto Rights. Under the Investor Agreement, AT&T Wireless will not take any of the following actions without the consent of DoCoMo: (1) change the scope of its business such that the Wireless Group's current businesses taken as a whole no longer constitute AT&T Wireless' primary business and (2) enter into a strategic alliance with another Wireless Operator that would result in such Wireless Operator owning more than 15% but less than 50% of the Economic Interests in AT&T Wireless.

        Registration Rights. Under the Investor Agreement, DoCoMo is entitled to piggy-back registration rights and up to six registration demands, provided the aggregate value of each such demand is greater than $500 million. However, DoCoMo may not exercise more than one demand in any one 7 1/2 month period. In addition, DoCoMo may exercise its registration rights only if DoCoMo owns at the relevant time at least $1 billion of securities or 2% of the economic interests in AT&T Wireless. DoCoMo also has demand registration rights with respect to certain shares which AT&T Wireless may issue to DoCoMo as a result of the Technology Default Obligation.

        The foregoing descriptions of the Securities Purchase Agreement, the Investor Agreement, as amended, and the Warrant Agreement are subject to, and qualified in their entirety by reference to, such agreements, which are filed as exhibits to the Schedule 13D and incorporated by reference in this Item 6.

        Except as described in this statement, none of NTT, DoCoMo, DCM Capital or, to the knowledge of NTT, DoCoMo or DCM Capital, any of the persons listed on Schedules I, II or III of the Schedule 13D, is a party to any contract, arrangement, understanding or relationship with respect to any securities of AT&T Wireless.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 of the Schedule 13D is hereby amended by adding the following exhibit.

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EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
6                                          Investor Agreement by and among AT&T
                                           Corp. and AT&T Wireless Services,
                                           Inc. and NTT DoCoMo, Inc. dated as of
                                           December 20, 2000, amended and
                                           restated as of December 20, 2001.
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


SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2001

                                                 NTT DOCOMO, INC.

                                                 By: /s/Yoshinori Uda
                                                 Name:  Yoshinori Uda
                                                 Title: Senior Executive
                                                        Vice President

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2001

                                                 NIPPON TELEGRAPH AND TELEPHONE
                                                 CORPORATION

                                                 By: /s/Kanji Koide
                                                 Name:  Kanji Koide
                                                 Title: Senior Vice President

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2001

                                                 DCM CAPITAL USA (UK) LIMITED

                                                 By: /s/Masao Nakamura
                                                 Name:   Masao Nakamura
                                                 Title:  Chairman

                                  EXHIBIT INDEX

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EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
6                                          Investor Agreement by and among AT&T
                                           Corp. and AT&T Wireless Services,
                                           Inc. and NTT DoCoMo, Inc. dated as of
                                           December 20, 2000, amended and
                                           restated as of December 20, 2001.
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